SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

Nuveen Senior Income Fund
(Name of Issuer)

Preferred Shares
(Title of Class of Securities)

67067Y 872
(CUSIP Number)

10/5/2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Toronto Dominion Bank, New York Branch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 40,000 shares
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 40,000 shares
	8.	Shared Dispositive Power N/A
9.	Aggregate Amount Beneficially Owned by each Reporting Person $40,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ N/A
11.	Percent of Class Represented by Amount in Row 9 100%
12.	Type of Reporting Person (See Instructions) BK

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Toronto-Dominion Bank
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 40,000 shares
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 40,000 shares
	8.	Shared Dispositive Power N/A
9.	Aggregate Amount Beneficially Owned by each Reporting Person $40,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ N/A
11.	Percent of Class Represented by Amount in Row 9 100%
12.	Type of Reporting Person (See Instructions) BK

ITEM 1:

(a)  Name of Issuer:

Nuveen Senior Income Fund

 (b)  Address of Issuer’s Principal Executive Offices:

333 W. Wacker, Chicago IL, 60610

ITEM 2:

(a)  Name of Person Filing:

The Toronto-Dominion Bank, New York Branch

(b)  Address of Principal Business Office or, if None, Residence:

31 West 52nd Street, 20th Floor
New York, NY 10019

(c)  Citizenship:

USA

(d)  Title of Class of Securities:

Preferred Shares

(e)  CUSIP Number:

67067Y 872

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:  OWNERSHIP.

(a)  Amount beneficially owned: $40,000,000

(b)  Percent of class: 100%

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	40,000 shares
(ii)	Shared power to vote or to direct the vote	N/A
(iii)	Sole power to dispose or to direct the disposition of	40,000 shares
(iv)	Shared power to dispose or to direct the disposition of	N/A

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
N/A

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
N/A

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
N/A

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
N/A

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.
 N/A

ITEM 10:  CERTIFICATIONS.

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Dated: 12/28/2020

THE TORONTO-DOMINION BANK, NEW YORK BRANCH

By:	/s/
Name: Christina Petrou
Title: Vice President

THE TORONTO-DOMINION BANK

By:	/s/
Name: Christina Petrou
Title: Vice President